Mark A. Odell, P.E.
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718
markodell@practicalmining.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Mark Odell, P.E., do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, dated April 27, 2012, with an effective date of December 31, 2011 (the “the Technical Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated April 23, 2012 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

DATED the 27th day of April, 2012.

“Signed”
Mark Odell, P.E.